Exhibit 97

COMPENSATION CLAWBACK POLICY

Each executive officer shall repay or forfeit, to the fullest extent permitted by law and as directed by the Board of Directors of the Company (the “Board”), compensation awards received by him or her as provided herein -

A.	Restatement Resulting from Material Noncompliance. If the Company is required to prepare an accounting restatement resulting from the material noncompliance of the Company with any financial reporting requirement under the securities laws (whether or not resulting from the fraudulent actions of any Section 16 Officer (as defined below)) or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period, the Board will direct that the Company recover up to the full amount of erroneously awarded incentive-based compensation as determined in accordance with the following:
◾	The only compensation that will be subject to recovery under this clause (A) is compensation that is (i) “incentive-based,” meaning that it is granted, earned or vested based wholly or in part upon the attainment of a financial reporting measure, (ii) received during the three (3) completed fiscal years immediately preceding the date that the Company is required to prepare a restatement of its previously issued financial statements to correct a material error and (iii) received by an individual who served as a Section 16 Officer of the Company at any time during the performance period for the incentive-based compensation.
◾	The amount of erroneously awarded incentive-based compensation shall be the amount of incentive-based compensation received that exceeds the amount of incentive-based compensation that otherwise would have been received had it been determined based on the accounting restatement and shall be computed without regard to any taxes paid.
B.	Restatement Resulting from Fraud. If any of the Company’s financial statements are required to be materially restated resulting from the fraudulent actions of any Officer, the Board may direct that the Company recover all or a portion of any incentive compensation paid or awarded to, or earned by any such Officer (including annual incentive cash, stock options, restricted stock units, and any other equity awards) with respect to any year for which the Company’s financial results are adversely affected by such restatement.
C.	Reduction or Cancellation of Compensation Following Fraud or Misconduct. If, in the Board’s judgment, any current or former Section 16 Officer has engaged in conduct that (a) constitutes fraud or misconduct; and (b) has caused, or might reasonably be expected to cause financial harm to the Company or significant reputational harm to the Company, then the Board may in its sole and absolute discretion instruct the Company, to recover, reduce or cancel any incentive compensation paid or awarded to, or earned by such current or former Section 16 Officer (including annual incentive cash, stock options, restricted stock units, and any other equity awards), with respect to any year for which the Company has been adversely affected by such fraud or misconduct, provided that the Company will not seek to recover any incentive compensation earned more than three (3) years prior to the date the Board takes such action.
D.	For purposes of this policy, (1) the term “Officer” refers to any corporate officer of the Company or any Section 16 Officer and (2) the term “Section 16 Officer” refers to any “officer,” as defined in Rule 16a-1(f) of the Securities Exchange Act of 1934, as amended, of the Company. Any determination of whether an individual is a current or former Officer or Section 16 Officer for purposes of this policy shall be made by the Board in its discretion.

The Board’s independent directors, as identified pursuant to applicable exchange listing standards, shall have full and final authority to make all determinations under this Policy, including without limitation whether the Policy applies and if so, the amount of the compensation awards to be repaid or forfeited by the executive officer. Repayment can be made from the proceeds of the sale of Company stock and the forfeiture of other outstanding awards. All determinations and decisions made by the Board’s independent directors pursuant to the provisions of this Policy shall be final, conclusive and binding on all persons, including the Company, its affiliates, its shareholders and employees.

Each award agreement or other document setting forth the terms and conditions of any annual incentive or other performance-based award granted to an executive officer shall be deemed to include the provisions of this Policy. The remedy specified in this policy shall not be exclusive and shall be in addition to every other right or remedy at law or in equity that may be available to the Company.

The Board acknowledges that this Policy will be amended if and as required to comply with the Dodd-Frank Wall Street Reform and Consumer Protection Act. The Company shall seek to recover incentive compensation paid to any executive officer as required by the provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act or any other “clawback” provision required by law or the listing standards of the NASDAQ Capital Market.

As adopted by the Board of Directors of the Company as of April 24, 2023.